Filed Pursuant to Rule 424(b)(3)
File No. 333-106787

PROSPECTUS

160,000 SHARES OF COMMON STOCK

     This prospectus has been prepared for use in connection with the sale of up to 160,000 shares of our common stock by the BorgWarner Inc. Benefit Plans Investment Trust, as the selling stockholder. We will not receive any proceeds from the sale of the shares by the selling stockholder.

     We will pay all expenses of registration incurred in connection with this offering, and we have agreed to indemnify the selling stockholder against certain liabilities, including liabilities under the Securities Act. The selling stockholder will pay all selling commissions, brokerage fees and related expenses.

     The selling stockholder has advised us that it will sell the shares from time to time in the open market, on the New York Stock Exchange, in privately negotiated transactions or by a combination of these methods, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or otherwise as described under “Plan of Distribution.” The selling stockholder may sell the shares directly to purchasers or to or through broker-dealers. The selling stockholder has not entered into any underwriting arrangements.

     Our common stock is listed for trading on the New York Stock Exchange under the symbol “BWA.” On February 11, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $96.35. Prospective purchasers are urged to obtain current information as to the market prices of the common stock.

     Our executive offices are located at 200 South Michigan Avenue, Chicago, Illinois 60604. Our telephone number is (312) 322-8500. Our website can be found at http://www.bwauto.com.

     Investing in the common stock involves certain risks. See “Risk Factors” beginning on page 3 of this prospectus for a discussion of risks applicable to us and an investment in our securities.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 12, 2004.

TABLE OF CONTENTS

About This Prospectus	2
Forward Looking Statements	2
Risk Factors	3
About BorgWarner Inc.	6
Use of Proceeds	7
Recent Developments	7
The Selling Stockholder	10
Plan of Distribution	10
Legal Matters	13
Experts	13
Where You Can Find More Information	13
Incorporation of Documents By Reference	13

ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) using a “shelf” registration process. The prospectus relates to the sale of up to 160,000 shares of our common stock, which the selling stockholder may sell from time to time. This prospectus does not contain all of the information included in the registration statement. For a more complete understanding of the offering of the securities, you should refer to the registration statement, including its exhibits. Prospectus supplements may also add, update or change information contained in this prospectus. We urge you to read both this prospectus and any prospectus supplement, together with additional information described under the heading “Where You Can Find More Information.”

     You should rely only on the information contained or incorporated by reference in this prospectus or provided in any amendments or supplements hereto. We have not authorized anyone else to provide you with different information. The information in this prospectus speaks only as of the date indicated on the cover of this document unless the information specifically indicates that another date applies.

     References in this prospectus to the terms “we” or “us” or other similar terms mean BorgWarner Inc. unless we state otherwise or the context indicates otherwise.

FORWARD-LOOKING STATEMENTS

     Certain statements contained or incorporated by reference in this prospectus, including without limitation, statements containing the words “believes,” “anticipates,” “hopes,” “intends,” “expects,” “will,” “plans,” and other similar words may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact contained or incorporated by reference in this prospectus, that we expect or anticipate will or may occur in the future, including, without limitation, statements included in this prospectus under “About BorgWarner Inc.,” “Recent Developments” and located elsewhere in this prospectus regarding our financial position, business strategy and measures to implement that strategy, including changes to operations, competitive strengths, goals, expansion and growth of our business and operations, plans, references to future success and other such matters, are forward-looking statements. These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those described in the section entitled “Risk Factors” in this prospectus or supplements to be provided with this prospectus, as well as other factors that might be described from time to time in our filings with the SEC, that may cause our actual results to differ materially from expectations.

     Consequently, all of the forward-looking statements contained or incorporated by reference in this prospectus are qualified by these cautionary statements, and there can be no assurances that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us and our subsidiaries or our business or operations. Given these uncertainties, prospective investors are cautioned not to place undue reliance on those forward-looking statements. All subsequent forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by any of those factors described above and in the documents containing such forward-looking statements. We disclaim any obligation to update or to announce publicly any updates or revisions to any of the forward-looking statements contained or incorporated by reference in this prospectus to reflect any change in our expectations with regard thereto or any change in events, conditions, circumstances or assumptions underlying the statements.

RISK FACTORS

     An investment in our securities involves a high degree of risk. You should carefully consider each of the following risks and all of the other information included or incorporated by reference in this prospectus before you make any decision to invest in our common stock. You should also refer to the discussion above under the heading “Forward-Looking Statements.”

     You should carefully consider the following factors before you make any decision to invest in the common stock described in this prospectus:

Our industry is cyclical and our results of operations will be adversely affected by industry downturns.

     Automotive and truck production and sales are cyclical and sensitive to general economic conditions and other factors. For example, worldwide vehicle production decreased by 1.6% in 2003 while such production increased by 2.3% in 2002 as compared to 2001. Significant reduction in automotive or truck production would have a material adverse effect on our sales to original equipment manufacturers and our financial position and operating results.

We are dependent on sport utility vehicle and light truck market segments.

     Some of our products, in particular four-wheel drive transfer cases, are currently used exclusively in four-wheel drive systems for sport utility vehicles and light trucks. For 2003, sales of four-wheel drive transfer cases represented approximately 22% of our total consolidated revenue. Any significant reduction in production in this market segment or loss of business in this market segment would have a material adverse effect on our sales to original equipment manufacturers and our financial position and operating results.

We face strong competition.

     We compete worldwide with a number of other manufacturers and distributors that produce and sell products similar to ours. Price, quality and technological innovation are the primary elements of competition. Our competitors include vertically integrated units of our major original equipment manufacturer customers, as well as a large number of independent domestic and international suppliers. We are not as large as a number of these companies and do not have as many financial or other resources. The competitive environment has changed dramatically over the past few years as our traditional U.S. original equipment manufacturer customers, faced with intense international competition, have expanded their worldwide sourcing of components. As a result, we have experienced competition from suppliers in other parts of the world that enjoy economic advantages, such as lower labor costs, lower health care costs and, in some cases, export or raw materials subsidies. Increased competition could adversely affect our businesses.

We are under substantial pressure from original equipment manufacturers to reduce the prices of our products.

     There is substantial and continuing pressure on original equipment manufacturers to reduce costs, including costs of products we supply. Although original equipment manufacturers have indicated that they will continue to rely on outside suppliers, a number of our major original equipment manufacturer customers manufacture products for their own uses that directly compete with our products. These original equipment manufacturers could elect to manufacture such products for their own uses in place of the products we currently supply. We believe that our ability to develop proprietary new products and to control our costs will allow us to remain competitive. However, we cannot assure you that we will be able to improve or maintain our gross margins on product sales to original equipment manufacturers or that the recent trend by original equipment manufacturers towards increased outsourcing will continue.

     Annual price reductions to original equipment manufacturer customers appear to have become a permanent feature of our business environment. In 2003, 2002 and 2001, the combination of price reductions to customers and cost increases for material, labor and overhead, totaled approximately $86 million, $75 million and $37 million, respectively. To maintain our profit margins, we seek price reductions from our suppliers, improve production processes to increase manufacturing efficiency, update product designs to reduce costs and develop new products the benefits of which support increased pricing. Our ability to pass through increased raw material costs to our OEM customers is limited, with cost recovery less than 100% and often on a delayed basis. We cannot assure you that we will be able to reduce costs in an amount equal to annual price reductions and increases in raw material costs.

We rely on sales to several major customers.

     Our worldwide sales in 2003 to Ford Motor Company, DaimlerChrysler and General Motors Corporation constituted approximately 23%, 17% and 12%, respectively, of our 2003 consolidated sales. The corresponding percentages for 2002 were 26%, 20% and 12%. No other single customer accounted for more than 10% of our consolidated sales in 2002 or 2003.

     Although we have had long-standing relationships with each of Ford, DaimlerChrysler and General Motors and have sold a wide variety of products to various divisions of each company globally, the loss of any significant portion of our sales to any of these customers would have a material adverse effect on our financial position and operating results.

We are sensitive to the effects of our major customers’ labor relations.

     All three of our primary North American customers, Ford, DaimlerChrysler and General Motors, have major union contracts with the United Automobile, Aerospace and Agricultural Implement Workers of America. Because of domestic original equipment manufacturers’ dependence on a single union, we are affected by labor difficulties and work stoppages at original equipment manufacturers’ facilities. Any work stoppage could have a material adverse effect on our financial position and operating results. For example, we lost approximately $25 million in revenue as result of the 1998 54-day strike by the union at General Motors.

A significant part of our labor force is unionized.

     As of December 31, 2002, approximately 28% of our domestic hourly employees were unionized. Our two most significant domestic collective bargaining agreements are for our Muncie, Indiana plant and our Ithaca, New York plant. The Muncie agreement expires in March 2006 and the Ithaca agreement expires in October 2008. The hourly workers at our European facilities are also unionized. While we believe that our relations with our employees are good, a prolonged dispute with our employees could have a material adverse effect on our financial position and operating results.

We are subject to extensive environmental regulations.

     Our operations are subject to laws governing, among other things, emissions to air, discharges to waters and the generation, handling, storage, transportation, treatment and disposal of waste and other materials. We believe that our business operations and activities have been and are being operated in compliance in all material respects with applicable environmental and health and safety laws. However, the operation of automotive parts manufacturing plants entails risks in these areas, and we cannot assure you that we will not incur material costs or liabilities as a result. Furthermore, through various acquisitions over the years, we have acquired a number of manufacturing facilities, and we cannot assure you that we will not incur materials costs and liabilities relating to activities that predate our ownership. In addition, potentially significant expenditures could be required in order to comply with evolving environmental and health and safety laws that may be adopted in the future.

     We believe that the overall impact of compliance with regulations and legislation protecting the environment will not have a material adverse effect on our future financial position or operating results, but we cannot assure you that this will be the case. Capital expenditures and expenses in 2003 attributable to compliance with environmental laws were not material.

We may have liability under environmental laws.

     We and certain of our current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency and certain state environmental agencies and private parties as potentially responsible parties at various hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act and equivalent state laws. As a result, as of December 31, 2003, we may be liable for the cost of clean-up and other remedial activities at 43 of these sites.

     Based on information available to us, we have established a reserve in our financial statements for indicated environmental liabilities, with a balance of approximately $19.7 million at December 31, 2003. We currently expect this amount to be expended over the next three to five years.

     We believe that none of these matters, individually or in the aggregate, will have a material adverse effect on our future financial position or operating results, either because estimates of the maximum potential liability at a site are not large or because liability will be shared with other potentially responsible parties. However, we cannot assure you of the ultimate outcome.

ABOUT BORGWARNER INC.

     We are a leading global supplier of highly engineered systems and components for powertrain applications. Our products help to improve vehicle performance, fuel efficiency, handling and air quality. Our products are manufactured and sold worldwide, primarily to original equipment manufacturers of passenger cars, sport utility vehicles, trucks and commercial transportation products. We operate manufacturing and technical facilities in 43 locations in 14 countries serving customers in North America, South America, Europe and Asia, and we are an original equipment supplier to every major automotive OEM in the world. We are organized into two operating groups, Engine and Drivetrain.

     Additional information regarding us, including our audited financial statements and descriptions of our business, is contained in the documents incorporated by reference in this prospectus. See “Where You Can Find More Information” below and “Incorporation of Documents by Reference” below.

USE OF PROCEEDS

     The selling stockholder will receive all of the proceeds from the sale of the common stock offered under this prospectus.

RECENT DEVELOPMENTS

Results of Operations and Financial Condition

     On February 5, 2004, we reported financial results for the fourth quarter and year ended December 31, 2003. Our 2003 earnings were $6.40 per diluted share on sales of $3.07 billion. Increased demand for our fuel-efficient engine technology and increased volumes from new business continued to drive growth.

     Our sales for the fourth quarter of 2003 were $798.8 million compared with $700.8 million in the fourth quarter of 2002. Net income in the fourth quarter of 2003 was $50.0 million, or $1.80 per diluted share compared with $40.8 million, or $1.52 per diluted share, in last year’s fourth quarter. Sales for 2003 totaled $3.07 billion compared with $2.73 billion in 2002. Full-year 2003 net income was $174.9 million, or $6.40 per diluted share, compared with $149.9 million, or $5.58 per diluted share, of net income before an accounting change in 2002. The increase in the Euro and other currencies added $161.9 million to sales in 2003 compared with 2002, and $14.5 million to net income.

     Revenue in the Engine Group was up 13% over last year and operating income increased. The group benefited from continued demand for turbochargers for European passenger cars and commercial vehicles. This growth offset the chain and emissions portions of the group, which experienced softness as a result of weaker auto production, particularly in North America. Increased productivity and production in the turbocharger business boosted margins, partially offset by start-up costs for new products and operations for chain products.

     Drivetrain Group revenue increased 11% from 2002 to 2003 with a decline in operating margins. The sales gains were due to four-wheel drive transfer case programs with General Motors, increased sales of our Interactive Torque Management™ all-wheel drive systems to Honda and Hyundai, and steady demand for transmission components and systems, especially with increased automatic transmission penetration in Europe. These sales gains were offset by declines in European and North American automotive production. Operating margins were affected by start-up costs for BorgWarner’s new DualTronic™ transmission technology, a less favorable product mix and an increase in pension and retiree health care costs over the previous year.

     Unaudited financial tables are set forth below.

BorgWarner Inc.
Consolidated Statements of
Operations (Unaudited)

(millions of dollars, except per
share data)	Three Months Ended			Twelve Months Ended
	December 31,		%	December 31,		%
	2003	2002	Change	2003	2002	Change

Net sales	$798.8	$700.8	14.0%	$3,069.2	$2,731.1	12.4%
Cost of sales	639.7	554.9	15.3%	2,482.5	2,176.5	14.1%

Gross profit	159.1	145.9	9.0%	586.7	554.6	5.8%
Selling, general and administrative expenses	83.5	79.2	5.4%	316.9	303.5	4.4%
Other, net	(0.4)	(0.3)	33.3%	(0.1)	(0.9)	-88.9%

Operating Income	76.0	67.0	13.4%	269.9	252.0	7.1%
Equity in affiliate earnings, net of tax	(4.8)	(5.6)	-14.3%	(20.1)	(19.5)	3.1%
Interest expense and finance charges	7.5	9.0	-16.7%	33.3	37.7	-11.7%

Earnings before income taxes	73.3	63.6	15.3%	256.7	233.8	9.8%
Provision for income taxes	20.9	21.0	-0.5%	73.2	77.2	-5.2%
Minority interest, net of tax	2.4	1.8	33.3%	8.6	6.7	28.4%

Net earnings before cumulative effect of accounting change	$50.0	$40.8	22.5%	$174.9	$149.9	16.7%
Cumulative effect of change in accounting principle, net of tax	—	—		—	(269.0)

Net earnings/(loss)	$50.0	$40.8		$174.9	($119.1)

Net earnings per share before cumulative effect of accounting change — Diluted	$1.80	$1.52		$6.40	$5.58
Per share charge due to cumulative effect of accounting change — Diluted	—	—		—	(10.02)

Net earnings/(loss) per share — Diluted	$1.80	$1.52		$6.40	($4.44)

Average shares outstanding — Diluted (in millions)	27.8	26.9		27.3	26.9

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2003	2002	2003	2002

Capital expenditures	$67.9	$57.0	$172.0	$138.4

Tooling outlays, net of customer reimbursements	$13.6	$10.4	$42.4	$27.7

Depreciation and amortization:
Fixed asset depreciation	$34.0	$27.2	$124.5	$108.1
Amortization of tooling	11.2	8.0	36.8	29.3

	$45.2	$35.2	$161.3	$137.4

BorgWarner Inc.
Sales by Operating Group
(Unaudited)

(millions of dollars)	Three Months Ended			Twelve Months Ended
	December 31,		%		December 31,	%
	2003	2002	Change	2003	2002	Change

Drivetrain	$330.2	$302.6	9.1%	$1,245.6	$1,122.1	11.0%
Engine	480.9	408.1	17.8%	1,869.7	1,648.2	13.4%

Subtotal	811.1	710.7	14.1%	3,115.3	2,770.3	12.5%
Eliminations	(12.3)	(9.9)	N/A	(46.1)	(39.2)	N/A

Total Sales by operating group	$798.8	$700.8	14.0%	$3,069.2	$2,731.1	12.4%

BorgWarner Inc.
Earnings Before Interest and Taxes by
Operating Group (Unaudited)

(millions of dollars)	Three Months Ended			Twelve Months Ended
	December 31,		%	December 31,		%
	2003	2002	Change	2003	2002	Change

Drivetrain	$31.9	$28.2	13.1%	$98.4	$99.9	-1.5%
Engine	61.2	57.2	7.0%	239.6	215.9	11.0%

Total EBIT by operating group	$93.1	$85.4	9.0%	$338.0	$315.8	7.0%
Corporate	(12.3)	(12.8)	-3.9%	(48.0)	(44.3)	8.4%

Consolidated	80.8	72.6	11.3%	290.0	271.5	6.8%
Interest and finance charges	(7.5)	(9.0)	-16.7%	(33.3)	(37.7)	-11.7%

Earnings before income taxes	73.3	63.6	15.3%	256.7	233.8	9.8%

Two-For-One Stock Split

     Our Board of Directors has approved a two-for-one stock split subject to shareholder approval of an increase in the number of shares of authorized common stock. This proposal will be detailed in our 2004 proxy statement and will be voted on at our Annual Meeting on April 21, 2004. If approved, the stock split will be effective May 17, 2004 to shareholders of record on May 3, 2004.

THE SELLING STOCKHOLDER

     This prospectus covers the sale of up to 160,000 shares of common stock which we have previously contributed to the BorgWarner Inc. Benefit Plans Investment Trust, the selling stockholder. The Northern Trust Company (“The Northern”) is trustee of the selling stockholder which is a trust holding the assets of The Retirement Income Program of BorgWarner Diversified Transmission Products Inc. Muncie Plant (the “Muncie Plan”), a qualified pension plan as defined by Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”). BorgWarner Diversified Transmission Products Inc., an affiliate of ours, is the sponsor of the Muncie Plan and we, by virtue of certain agreements, have the responsibility to determine the nature, timing and amount of contributions in satisfaction of contribution requirements under the Employment Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code for the Muncie Plan. We make contributions from time to time in amounts that are not less than the minimum amount required under, nor more than the maximum deductible amount permitted by, Section 412 of the Code.

     Unless and until we make additional contributions of stock to satisfy our ERISA contribution requirements to the Muncie Plan, the shares described herein are the only shares of our common stock that are or will be held by the selling stockholder and after they are sold, the selling stockholder will not own any of our common stock. The shares are held in the custody of The Northern Trust Company, 50 South LaSalle Street, Chicago, IL 60675, as the trustee for the selling stockholder under a Trust Agreement made with us July 1, 1981, as amended from time to time. We currently have ongoing banking and trustee relationships with The Northern in the ordinary course of business and expect to continue to have such relationships in the future.

     Except as described herein, neither the selling stockholder nor The Northern is an affiliate of ours nor have either of them had any other material relationship with us during the last three years.

PLAN OF DISTRIBUTION

     We have registered the shares on behalf of the selling stockholder. The selling stockholder will offer and sell the shares to which this prospectus relates for its own account. We will not receive any proceeds from the sale of the shares. We have previously contributed 160,000 shares to the selling stockholder to satisfy our contribution requirements under ERISA.

     We have agreed to indemnify the selling stockholder against specified liabilities under the Securities Act of 1933, as amended (the “Securities Act”) and to pay substantially all of the expenses incidental to the registration, offering and sale of the securities to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

     The selling stockholder may sell the shares of common stock described in this prospectus directly to purchasers or to or through underwriters, broker-dealers or agents, which may act as agents or principals. As a result, pledgees, donees, transferees or other successors in interest that receive such shares as a gift, distribution or other non-sale related transfer may offer shares of the common stock covered by this prospectus. If any shares covered by this prospectus qualify for sale pursuant to Rule 144 under the Securities Act, the selling stockholder may sell such shares under Rule 144 rather than pursuant to this prospectus.

     The selling stockholder may sell shares of common stock covered by this prospectus from time to time in one or more of the following transactions:

•	on the New York Stock Exchange;

•	in privately-negotiated transactions, including block sale transactions;

•	ordinary brokers’ transactions, which may include long sales or short sales;

•	transactions involving block trades or otherwise on The New York Stock Exchange;

•	purchases by brokers, dealers or underwriters as principal and resale by the purchasers for their own accounts pursuant to this prospectus;

•	“at the market” to or through market makers or into an existing market for the shares;

•	through put or call option transactions relating to or covered by the shares (whether exchange listed or otherwise); and

•	any combination of the above methods of sale or any other legally available means.

     The sale price to the public may be:

•	the market price prevailing at the time of sale;

•	a price related to such prevailing market price;

•	at negotiated prices; or

•	such other price as the selling stockholder determines from time to time.

     The selling stockholder shall have the sole and absolute discretion not to accept any purchase, offer or make any sale of shares if it deems the purchase price to be unsatisfactory at any particular time.

     In effecting sales, brokers or dealers engaged by the selling stockholder may arrange for other brokers or dealers to participate in the resales. The selling stockholder also may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares, which the broker-dealer may resell pursuant to this prospectus. The selling stockholder may pledge the shares to a broker or dealer, and upon a default, the broker or dealer may effect sales of the pledged shares pursuant to this prospectus.

     The selling stockholder or its respective pledgees, donees, transferees or other successors in interest, may also sell their shares directly to market makers acting as principals or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or the purchasers of shares for whom the broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer may be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that the selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price.

     The selling stockholder and any underwriters, broker-dealers or agents that participate in the distribution of shares offered in this prospectus may be deemed “underwriters” as that term is defined under the Securities Act. The SEC may deem any commissions received by any underwriter, broker-dealer or agent and any profit on the resale of the securities sold by them while acting as principals to be underwriting discounts or commissions under the Securities Act. Because the selling stockholder may be deemed to be an “underwriter,” the selling stockholder will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale through Rule 144 under the Securities Act may be sold under Rule 144 rather than through this prospectus. The selling stockholder has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholder.

     When we are notified by the selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (1) the name of each such selling stockholder and of the participating broker-dealer, (2) the number of shares involved, (3) the price at which such shares were sold, (4) the commissions paid or discounts or concessions allowed to such broker-dealer, where applicable, (5) that such broker-dealer did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (6) other facts material to the transaction. In addition, upon being notified by the selling stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, a supplement to this prospectus will be filed.

     The selling stockholder and any other persons participating in the sale or distribution of the shares will be subject to the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations under the Exchange Act, including without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of, purchases and sales of any shares of common stock offered under this prospectus by the selling stockholder or other persons or entities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

     The BorgWarner Inc. Employee Benefits Committee (the “Committee”) was established, for, among other things, the purpose of fulfilling the fiduciary responsibility of establishing the investment policy for the Muncie Plan and the selling stockholder, as required by Section 401(b) of ERISA. In fulfilling its ERISA duties, the Committee adopted an investment policy that the selling stockholder should not hold any BorgWarner shares for an extended period of time. Accordingly, we expect that since the selling stockholder has received the contribution of shares from us, it will sell them to the public as soon as practicable. There can be no assurance that the selling stockholder will sell any or all of the shares of common stock offered by it hereunder.

LEGAL MATTERS

     The validity of the common stock offered pursuant to this prospectus was passed upon for us by McGuireWoods LLP, Chicago, Illinois.

EXPERTS

     The financial statements of BorgWarner Inc. as of December 31, 2002 and 2001 and for the three years in the period ended December 31, 2002 incorporated in this prospectus by reference from BorgWarner Inc.’s Current Report on Form 8-K dated July 2, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference (which expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”), and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. Copies of these reports, proxy statements and other information may be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may request copies of these documents by writing to the SEC and paying a fee for the copying costs. You may also call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.

     In addition, we make available free of charge through our Internet site (http://www.bwauto.com) reports we file with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practical after we electronically file such material with, or furnish it to, the SEC.

INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to “incorporate by reference” certain of our publicly filed documents into this prospectus, which means that we may disclose material information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and any later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any additional documents we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the offering of the securities is terminated, except for information furnished under Item 9 or Item 12 of Form 8-K, which is not deemed filed and not incorporated by reference herein. This prospectus is part of a registration statement on Form S-3 that we filed with the SEC and does not contain all of the information set forth in the registration statement.

     The following documents that we previously filed with the SEC (SEC File No. 001-12162) are incorporated by reference:

(1)	our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed on March 21, 2003 (except for Items 6, 7, and 8 which have been updated and included in our Current Report on Form 8-K dated July 2, 2003);

(2)	our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2003, filed on November 13, 2003;

(3)	our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003, filed on August 13, 2003;

(4)	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003, filed on May 14, 2003;

(5)	our Current Report on Form 8-K dated February 5, 2004 (except for information furnished under Item 9 or Item 12 of Form 8-K, which is not deemed filed and not incorporated by reference herein);

(6)	our Current Report on Form 8-K dated November 18, 2003;

(7)	our Current Report on Form 8-K dated November 17, 2003;

(8)	our Current Report on Form 8-K dated October 27, 2003 (except for information furnished under Item 9 or Item 12 of Form 8-K, which is not deemed filed and not incorporated by reference herein);

(9)	our Current Report on Form 8-K dated July 29, 2003;

(10)	our Current Report on Form 8-K dated July 23, 2003 (except for information furnished under Item 9 or Item 12 of Form 8-K, which is not deemed filed and not incorporated by reference herein);

(11)	our Current Report on Form 8-K dated July 2, 2003;

(12)	our Current Report on Form 8-K dated May 1, 2003 (except for information furnished under Item 9 or Item 12 of Form 8-K, which is not deemed filed and not incorporated by reference herein);

(13)	our Current Report on Form 8-K dated April 22, 2003, as amended by our Current Report on 8-K/A, furnished to the SEC on July 1, 2003 (except for information furnished under Item 9 or Item 12 of Form 8-K, which is not deemed filed and not incorporated by reference herein);

(14)	our Current Report on Form 8-K dated April 15, 2003 (except for information furnished under Item 9 or Item 12 of Form 8-K, which is not deemed filed and not incorporated by reference herein);

(15)	our Current Report on Form 8-K dated February 5, 2003; and

(16)	the description of our voting common stock contained in our registration statement on Form S-3/A (Registration No. 333-84931) filed on September 21, 1999, including any amendment or report filed for the purposes of updating such description.

     We will provide at no cost to any person to whom a copy of this prospectus is delivered, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents, unless specifically incorporated by reference. You should direct any requests for documents to BorgWarner Inc., 200 South Michigan Avenue, Chicago, Illinois 60604, Attention: Corporate Secretary, or by telephone at (312) 322-8683.

     No dealer, salesperson or other person is authorized to provide any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

160,000 SHARES

Common Stock

PROSPECTUS

February 12, 2004